

February 4, 2013

<u>Via E-mail</u>
Mark A. Wallace
Chief Financial Officer
Westwood Holdings Group, Inc.
200 Crescent Court, Suite 1200
Dallas, Texas 75201

   Re: **Westwood Holdings Group, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2011
       Filed February 28, 2012
       File No. 001-31234

Dear Mr. Wallace:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Suzanne Hayes
            Suzanne Hayes
            Assistant Director